Energea Portfolio 2 LLC
52 Main Street
Chester, CT 06412

VIA EDGAR

January 5, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance - Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3010
Attention: Irene Barberena-Meissner

Re:      Energea Portfolio 2 LLC (the "Company")
Amendment Withdrawal (1-A-W)
Offering Statement on Form 1-A filed January 4, 2024 (the "01/04 Offering Statement")
File No. 024-12382

Dear Ms. Barberena-Meissner:
Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby requests that the 01/04 Offering Statement and all exhibits thereto be withdrawn effective as of the date hereof or at the earliest practicable date hereafter. None of the securities that are the subject of the 01/04 Offering Statement have been sold. The reason for the withdrawal is that there was a clerical error resulting in the incorrect EDGAR code being used to file the 01/04 Offering Statement. Rather, it was meant to be filed as an amendment to the Company's existing Offering Statement on Form 1-A filed on October 27, 2023 (File No. 024-12347).

Should you have any questions regarding these matters, please contact Kathy Koser at (860)575-5440.

Very truly yours,

/s/ Michael Silvestrini
Michael Silvestrini